May 9, 2016 VIA EDGAR Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                   Courtney Haseley, Attorney-Advisor

Fortis Inc.
Registration Statement on Form F-4
Filed on March 17, 2016
File No. 333-210261

Dear Ms. Haseley:

On behalf of our client, Fortis Inc., a company organized under the laws of Newfoundland and Labrador, Canada (the “Company”), we note that the Company has filed Amendment No. 2 to the above-referenced registration statement on Form F-4 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially filed with the Commission on March 17, 2016, as amended by Amendment No. 1 on April 21, 2016. In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 4, 2016 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 191

1.                                      We read your response and revisions to your disclosure in response to comment 22. It appears you have still adjusted the non-GAAP performance measure to eliminate or smooth items described as non-recurring. Please revise your description of these items as non-recurring. Refer to Question 102.03 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. You have also identified these adjustments as non-operating; however, we consider some of these adjustments to be operating items. Please revise.

Response:

The Company has revised the disclosure on pages 195 and 196 in response to the Staff’s comment.

Note 23. Stock Based Compensation Plans, page F-60

2.                                      We read your response to comment 27. Please revise your disclosure to state the number of performance share units and restricted share units that are nonvested at the beginning and ending of the year. Refer to ASC 718-10-50-2. Also, please revise your disclosure to indicate the performance share units and restricted share units only accrue notional common share dividend equivalents if the awards fully vest.

Response:

The Company has revised the disclosure on pages F-63, F-64 and F-65 in response to the Staff’s comment.

Note 24 Other Income (Expense), Net, page F-65

3.                                      We read your response to comment 30. It appears to us that these amounts represent operating costs which should be classified in operating income. Please revise to reflect these amounts as selling, general and administrative expenses or other operating costs and expenses. Refer to Rule 5-03 of Regulation S-X.

Response:

The Company has revised the disclosure on pages F-4, F-33, F-34, F-42, F-65, F-77, F-95 and F-97 in response to the Staff’s comment.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:           Barry V. Perry, President and Chief Executive Officer and Director, Fortis Inc.

Karl W. Smith, Executive Vice President and Chief Financial Officer, Fortis Inc.

David C. Bennett, Vice President, Chief Legal Officer and Corporate Secretary, Fortis Inc.